SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 8

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,861,863,120	$57,160

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,687,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $90 per share. As of April 23, 2007, such number of shares consists of (i) 16,467,125 shares of common stock issued and outstanding and (ii) 4,220,243 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,160	Filing Party:	Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO-T and Schedule TO-T Amendment No. 7	Date Filed:	April 2, 2007 and May 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 8 TO SCHEDULE TO

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendments No. 1 though 7, by (i) Beckman Coulter, Inc., a Delaware corporation (“Beckman”), and (ii) Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman, relating to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $90.00 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 3, 4, 5, 8 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 8—“Certain Information Concerning Biosite” of the Offer to Purchase is hereby amended and supplemented by replacing the table and two paragraphs immediately before the subsection captioned “Cautionary Information Relating to Forecasts” with the following tables and text:

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.4	$358.9	$420.1	$507.2	$637.0	$782.9	$969.0	$1,191.0	$1,437.1
COGS*	(85.1)	(91.5)	(97.9)	(100.0)	(106.0)	(118.3)	(139.7)	(166.0)	(204.6)	(241.5)	(284.2)
Gross Profit on Product Sales*	$197.7	$211.7	$222.5	$253.0	$307.3	$380.4	$483.6	$595.0	$736.2	$914.9	$1,111.5

SG&A*	(76.7)	(85.1)	(90.4)	(98.7)	(114.7)	(134.4)	(165.6)	(203.5)	(251.9)	(309.7)	(373.6)
R&D*	(42.2)	(46.0)	(52.5)	(55.6)	(60.9)	(68.5)	(79.6)	(78.3)	(77.5)	(95.3)	(115.0)
Operating Profit*	$83.6	$85.9	$84.5	$104.6	$138.5	$186.0	$252.1	$335.0	$434.9	$544.5	$664.3

Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Taxes*	(32.3)	(32.5)	(32.9)	(41.7)	(55.5)	(75.1)	(102.2)	(135.4)	(175.0)	(218.0)	(264.5)
Net Income*	$54.0	$57.6	$53.9	$68.0	$90.6	$122.6	$166.7	$220.9	$285.6	$355.7	$431.6
EPS*	$2.92	$3.21	$3.19	$3.93	$5.11	$6.74	$8.95	$11.57	$14.59	$17.73	$20.98

*	Amounts shown from 2006 to 2015 exclude stock-based compensation expense recognized under FAS 123R. Such measures are not in accordance with U.S. GAAP. Biosite management has informed Beckman that it believes that these measures provide meaningful supplemental information to both Biosite management and investors that is indicative of Biosite’s core operating results and facilitates comparison of operating results across reporting periods. Biosite management has informed Beckman that it has used these measures for evaluating its financial results as well as for internal resource management, planning and forecasting purposes. These measures should not be viewed in isolation from or as a substitute for Biosite’s financial results or projections, as applicable, in accordance with GAAP, which can be obtained by adding the following amounts of stock-based compensation expense to the corresponding figures above:

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
COGS	N/A	$(2.7)	$(2.4)	$(2.1)	$(1.9)	$(1.6)	$(1.5)	$(1.5)	$(1.5)	$(1.5)	$(1.5)
Gross Profit on Product Sales	N/A	(2.7)	(2.4)	(2.1)	(1.9)	(1.6)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
SG&A	N/A	(15.1)	(11.9)	(10.8)	(9.0)	(7.3)	(7.1)	(7.1)	(7.1)	(7.1)	(7.1)
R&D	N/A	(7.0)	(5.6)	(5.0)	(3.7)	(3.2)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)
Operating Profit	N/A	(24.9)	(19.9)	(17.9)	(14.5)	(12.1)	(11.8)	(11.8)	(11.8)	(11.8)	(11.8)
Taxes	N/A	7.2	6.1	5.2	4.1	3.5	3.2	3.2	3.2	3.2	3.2
Net Income	N/A	(17.6)	(13.9)	(12.7)	(10.4)	(8.6)	(8.5)	(8.5)	(8.5)	(8.5)	(8.5)
EPS	N/A	$(1.01)	$(0.84)	$(0.73)	$(0.59)	$(0.47)	$(0.46)	$(0.45)	$(0.44)	$(0.43)	$(0.41)

Although Beckman and the Purchaser were provided with the foregoing forecasts, they did not base their analysis of Biosite solely on such forecasts.

In addition to the “base case” forecasts, Biosite provided Beckman and the Purchaser with a set of “upside scenario” forecasts involving several adjustments to the “base case” assumptions, consisting primarily of higher probabilities of success for pipeline products, expedited regulatory approvals for pipeline products, lower price erosion levels and higher market share assumptions. Beckman and the Purchaser believed that the “base case” forecasts reflected the most reliable estimate of Biosite’s future financial performance. Neither Beckman nor the Purchaser based their analysis of Biosite on these “upside scenario” forecasts. The “upside scenario” forecasts were as follows (in millions, except for earnings per share (“EPS”) amounts; A-Actual; E-Estimated):

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.5	$383.7	$517.3	$784.5	$1,157.6	$1,606.3	$2,032.3	$2,506.5	$2,900.2
COGS*	(85.1)	(91.5)	(97.9)	(107.0)	(131.0)	(184.2)	(256.4)	(345.6)	(435.9)	(516.3)	(582.2)
Gross Profit on Product Sales*	$197.7	$211.7	$222.5	$270.8	$379.6	$591.9	$887.5	$1,238.9	$1,568.2	$1,955.6	$2,276.6

SG&A*	(76.7)	(85.1)	(90.5)	(105.5)	(141.2)	(207.9)	(301.0)	(417.6)	(528.4)	(651.7)	(754.0)
R&D*	(42.2)	(46.0)	(52.5)	(59.5)	(75.0)	(105.9)	(144.7)	(160.6)	(162.6)	(200.5)	(232.0)
Operating Profit*	$83.6	$85.9	$84.5	$111.7	$170.1	$286.6	$455.6	$682.4	$905.4	$1,138.0	$1,331.9

Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Taxes*	(32.3)	(32.5)	(32.9)	(44.4)	(67.5)	(113.3)	(179.5)	(267.4)	(353.8)	(443.5)	(518.2)
Net Income*	$54.0	$57.6	$53.9	$72.4	$110.2	$184.9	$292.8	$436.3	$577.3	$723.6	$845.5
EPS*	$2.92	$3.21	$3.19	$4.19	$6.21	$10.17	$15.72	$22.84	$29.49	$36.07	$41.11

*	See discussion and reconciliation of non-GAAP financial measures in the comment to the table above. Stock-based compensation expense recognized under FAS 123R in the “upside scenario” is the same as in the “base case scenario”.

Items 4, 5 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer is hereby amended and supplemented as follows:

Section 11 - “Background of the Merger” of the Offer to Purchase is hereby amended and supplemented by replacing the paragraph beginning with the words “On March 9, 2007, Mr. Garrett” with the following paragraph:

“On March 9, 2007, Mr. Garrett, on behalf of Beckman, delivered a letter to Mr. Blickenstaff indicating Beckman’s interest in acquiring Biosite in a transaction that would value Biosite’s common stock at $76.50 per share and would allow Biosite stockholders to elect to receive cash or stock consideration, subject to limits designed to allow the transaction to be structured as a reorganization for federal income tax purposes. Beckman believed that such a transaction structure would be attractive to Biosite stockholders with a low tax basis in their Shares because those stockholders could elect to receive a portion of the consideration in the form of Beckman stock and defer some of the taxes that would otherwise be payable on their gains realized in connection with the transaction. The letter further indicated that Beckman’s board of directors had reviewed the offer and that Beckman would seek final approval from its board of directors following the satisfactory completion of a definitive agreement. In addition, the letter stated that the offer would expire on March 12, 2007 at 12:00 p.m. pacific daylight time. On March 10, 2007, representatives from Goldman Sachs called representatives from Morgan Stanley to indicate that Biosite’s management did not believe that the proposed value was sufficiently compelling for Biosite to terminate discussions with other potential acquirors and that it was likely that Biosite’s board concurred with management’s assessment. Later in the day on March 10, 2007, Biosite’s board of directors convened a special meeting to discuss Beckman’s indication of interest. Following that meeting, a representative from Goldman Sachs called a representative from Morgan Stanley and indicated that Biosite’s board of directors had concurred in Biosite’s management’s assessment and determined that the letter offered insufficient value for Biosite to terminate discussions with other potential acquirors. The representative from Goldman Sachs further indicated that Biosite’s board of directors might consider a value of $85 per share sufficient to promptly enter into an agreement with Beckman. Following this call, Beckman’s senior management team instructed Morgan Stanley to withdraw Beckman’s indication of interest to acquire Biosite.”

Section 11 - “Background of the Merger” of the Offer to Purchase is further amended and supplemented by replacing the paragraph beginning with the words “On March 17, 2007” with the following paragraph:

On March 17, 2007, Latham delivered an initial draft of a merger agreement to Biosite’s legal counsel, Cooley Godward Kronish LLP (“Cooley”). The draft merger agreement proposed the acquisition of Biosite by Beckman in an all-cash tender offer rather than the mixture of cash and stock previously proposed after Beckman’s management evaluated its ability to borrow cash at rates that would be lower than the expected return on Beckman’s stock. The merger agreement further proposed that Biosite would pay a $60 million termination fee to Beckman if Biosite, among other things, terminated the merger agreement to accept a superior proposal. On March 18, 2007, Beckman’s board of directors held a meeting at which management provided an update regarding the status of discussions with Biosite, the delivery of a merger agreement to Biosite and a revised valuation of Biosite. Beckman’s board of directors also discussed possible financing alternatives for the acquisition. At the conclusion of the meeting, the board of directors authorized Beckman’s management team to offer to acquire Biosite for up to $85 per share in an all cash transaction, subject to the approval by Beckman’s board of directors of definitive documentation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Secretary

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Date: May 7, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on April 2, 2007.*

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.*

(a)(5)(F)	Press Release issued by Beckman Coulter, Inc. on April 5, 2007.*

(a)(5)(G)	Letter from Beckman Coulter, Inc. to Biosite Incorporated’s board of directors dated April 5, 2007.*

(a)(5)(H)	Press Release issued by Beckman Coulter, Inc. on April 10, 2007.*

(a)(5)(I)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007.*

(a)(5)(J)	Press Release issued by Beckman Coulter, Inc. on April 17, 2007.*

(a)(5)(K)	Press Release issued by Beckman Coulter, Inc. on April 26, 2007.*

(a)(5)(L)	Press Release issued by Beckman Coulter, Inc. on April 27, 2007.*

(a)(5)(M)	Press Release issued by Beckman Coulter, Inc. on May 1, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of May 1, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 of the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(d)(7)	Amendment to Confidentiality Agreement, dated May 1, 2007, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(8)	Acknowledgement Letter, dated May 1, 2007, from Kim D. Blickenstaff to Beckman Coulter, Inc.*

*	Previously filed